UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number 001-41231

TC BIOPHARM (HOLDINGS) PLC

(Translation of registrant’s name into English)

Maxim 1, 2 Parklands Way
Holytown, Motherwell, ML1 4WR
Scotland, United Kingdom
+44 (0) 141 433 7557

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____ ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____ ☐

As previously disclosed, on January 12, 2023, TC Biopharm (Holdings) plc (the “Company”) received written notification from the listing qualifications staff of the Nasdaq Stock Market, LLC (“Nasdaq”) indicating that the Company has not regained compliance with the minimum Market Value of Listed Securities (“MVLS”) of $35,000,000 required for continued listing on Nasdaq, as set forth in Nasdaq Listing Rule 5550(b)(2) (the “MVLS Requirement”), following notification by Nasdaq that the Company had until January 11, 2023 to correct its previously reported deficiency under the MVLS Requirement.

Following a hearing before the Nasdaq Hearings Panel on March 9, 2023 (the “Panel Hearing”), at which the Company informed the Panel of its intention to regain compliance with Nasdaq’s continued listing requirements by demonstrating compliance with the $2.5m minimum stockholders equity requirement in Listing Rule 5550(b)(1) (the “Equity Rule”) as an alternative to demonstrating compliance with the MVLS Requirement, the Panel granted the Company an exception until June 30, 2023.

Subsequent to the Panel hearing, as previously disclosed (a) on March 27, 2023, the Company, entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain accredited investors, pursuant to which at closing on March 30, 2023 the Company raised gross proceeds of $5.5 million (before agent and related offering expenses) from the sale of its equity securities; and (b) on July 10, 2023 the Company entered into an agreement with a holder of its Series A, B and C Warrants, which, resulted in an amendment of those warrants (the “Warrants”), whereby the Company will account for the amended Warrants as part of stockholders’ equity, rather than as a liability, as previously. In the Company’s most recently filed financial statement, as of December 31, 2022, which were included in the Form 20-F filed by the Company on May 1, 2023, the liability relating to the Warrants amounted to £5.4 million ($6.9 million). This amount has therefore now been reclassified into, and thereby increased, shareholders equity.

On July 27, 2023, the Company received a letter, dated July 26, 2023 (the “Letter”) from Nasdaq notifying the Company that the Panel has concluded that the Company has regained compliance with Nasdaq’s continued listing requirements. The Letter stated that, pursuant to Listing Rule 5815(d)(4)(A), the Company will be subject to a Panel Monitor for a period of one year from the date of the Letter. If, within that one-year monitoring period, the Listing Qualifications staff (the “Staff”) finds the Company again out of compliance with any continued listing requirement, notwithstanding Rule 5810(c)(2), the Company will not be permitted to provide the Staff with a plan of compliance with respect to any deficiency and the Staff will not be permitted to grant additional time for the Company to regain compliance with respect to any deficiency, nor will the Company be afforded an applicable cure or compliance period. Instead, the Staff will issue a Delist Determination Letter and the Company will have an opportunity to request a new hearing with the initial Panel or a newly convened Hearings Panel if the initial Panel is unavailable.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TC BIOPHARM (HOLDINGS) PLC

	By:	/s/ Martin Thorp
	Name:	Martin Thorp
	Title:	Chief Financial Officer

Date: July 31, 2023

-3-